UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Amendment No. __)

UNDER THE SECURITIES EXCHANGE ACT OF 19341

EDGAR Online, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

279765101
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

__________________

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Theodore L. Cross 27-6532880
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,036,100
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 2,036,100
	8.	SHARED DISPOSITIVE POWER -0-
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,036,100
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 279765101	13G	Page 3 of 6

Item 1(a).	Name of Issuer.

EDGAR Online, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 50 Washington Street, Norwalk, Connecticut  06854.

Items 2(a).	Name of Person Filing.

This statement is filed on behalf of the Estate of Theodore L. Cross (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the Reporting Person is c/o John W. Halloran, 231 Mineola Boulevard, Mineola,  NY  11501.

Item 2(c).	Citizenship.

United States.

Item 2(d).	Title of Class of Securities.

Common stock, par value $0.01 per share.

Item 2(e).	CUSIP Number.

279765101
Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

CUSIP NO. 279765101	13G	Page 4 of 6

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________.

Item 4.	Ownership.

The percentage used herein is calculated based upon 26,984,829 shares outstanding as of November 12, 2010, based upon the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed with the SEC on November 12, 2010.  As of the close of business on December 31, 2010, the Reporting Person beneficially owned shares of the Company’s common stock in the amount and percentage listed below:

(a)	Amount beneficially owned: 2,036,100
(b)	Percent of class: 7.5%
(c)	(i)	Sole power to vote or direct the vote: 2,036,100
	(ii)	Shared power to vote or direct the vote: -0-
	(iii)	Sole power to dispose or direct the disposition: 2,036,100
	(iv)	Shared power to dispose or direct the disposition: -0-

The Reporting Person acquired the shares upon the death on February 28, 2010 of Theodore L. Cross.  The executors of the Reporting Person are John Halloran and Adrienne E. Cannella.  Each of John Halloran and Adrienne E. Cannella disclaim beneficial ownership of any of the securities covered by this statement, except to the extent of any pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.☐

CUSIP NO. 279765101	13G	Page 5 of 6

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the Shares which represents more than five percent of the number of outstanding shares of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 279765101	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 11, 2011

Estate of Theodore L. Cross
By:	/s/ John Halloran
Name: John Halloran
Title: Co-Executor